November 30, 2009

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eLandia International Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on April 2, 2009
File No. 000-51805

Dear Mr. Hooper:

This letter is being provided by eLandia International Inc. (the “Company”) in response to the November 13, 2009 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Set forth below in bold is the staff’s comment from the Comment Letter, followed in each case by the Company’s response.

Form 10-K for the year ended December 31, 2008

General

1.	Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove the reference to the safe harbor throughout your document.

Response:

We reference Rule 3(a)(51)(g) which states that “penny stock” shall mean any equity security other than a security whose issuer has:

a.	Net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or

b.	Average revenue of at least $6,000,000 for the last three years.

Our average revenue for the last three years is as follows:

Year Ended	Total Revenues
12/31/2008	$210,623,355	Per the Form 10-K for the year ended December 31, 2008 filed on April 2, 2009
12/31/2007	85,601,661	Per the Form 10-K for the year ended December 31, 2008 filed on April 2, 2009
12/31/2006	38,161,688	Per the Form 10-K for the year ended December 31, 2007 filed on May 19, 2008

Average Revenues	$111,462,235

Since our average revenue for the last three years is greater than $6,000,000, we believe that we qualify under exemption (g) of Rule 3(a)(51) and, accordingly, our common stock is not considered to be a penny stock. As such, we believe the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is available to us and the reference to such safe harbor should remain throughout our document.

Item 8.	Financial Statements and Supplementary Data, page 42

Note 4. Acquisitions, page 60.

2.	Confirm for us, if true, that you did not convert the Latin Node Series A Preferred Stock into 80% of Latin Node common stock, and that you did not exercise your call right to acquire the 2,000,000 shares of common stock of Latin Node held by Retail.

Response:

We hereby confirm that we did not convert the Latin Node Series A Preferred Stock into 80% of Latin Node common stock, and that we did not exercise our call right to acquire the 2,000,000 shares of common stock of Latin Node held by Retail.

Note 6. Deconsolidation of Subsidiary and Discontinued Operations, page 64.

3.	We note that on November 18, 2008, you deconsolidated Latin Node and began using the equity method of accounting for the investment. We also note that as of December 31, 2008, Latin Node had zero remaining assets and $21.1 million of remaining liabilities, consisting of $16.2 million due to you and trade accounts payable totaling $4.9 million. In this regard, tell us where the $16.2 million due from Latin Node is reflected in your balance sheet at December 31, 2008. We also note that on July 17, 2008, most of the assets of Latin Node were sold to the highest bidder and that since you were the principal secured creditor of Latin Node, you have the right to receive all of the proceeds of the sale of these assets after the payment of administration costs. Please tell us how much the assets sold for, and how much you expect to receive upon distribution.

Response:

(a) The $16.2 million due from Latin Node was written off as of December 31, 2007 as part of the portion of the purchase price charged upon the acquisition of Latin Node, effective June 28, 2007. The charge was included as a component of the results of discontinued operations in our statement of operations for the year ended December 31, 2007. Accordingly, the $16.2 million due from Latin Node is not reflected in our balance sheet at December 31, 2008.

(b) On July 17, 2008, most of the assets of Latin Node were sold to the highest bidder, Business Telecommunications Services, Inc. (“BTS”). Since we were the principal secured creditor of Latin Node, we had the right to receive all of the proceeds from such sale after the payment of the costs of administration. The immediate proceeds from the sale of these assets were used to pay administrative costs. A final court order approving the disposition of the proceeds from the sale of all other assets was scheduled for May 21, 2009. However, on May 20, 2009, Empresa Hondurena de Telecomunicaciones filed a Motion for Continuance or in the alternative, Motion to Stay the Assignee’s Motion to Approve Final Report and Fees to Assignee, Assignee’s Counsel and Assignor’s Counsel, Disburse Remaining Funds to Priority and Unsecured Creditors, Discharge Assignee and Close Case. At a hearing held on August 28, 2009 on said motions, the court ordered the parties to select a forensic examiner to conduct an examination and determine whether the claims made by Hondutel are valid. On September 17, 2009, the court appointed a forensic examiner, whose report is expected to be completed by the end of 2009. Accordingly, we have not received any proceeds from the sale of the assets and, furthermore, we expect the proceeds to be received, if any, to be deminimus in amount. The assets sold for $150,000.

4.	Addressing the relevant accounting literature, tell us how you calculated the $5,964,752 amount that you recorded as a decrease in accumulated deficit as a result of the deconsolidation of Latin Node.

Response:

Pursuant to Accounting Principles Bulletin No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), paragraph 19i, an investor’s share of losses of an investee may not equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. The investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Therefore, at November 18, 2008, the date of Latin Node’s deconsolidation, we wrote off our total investment in Latin Node and any advances made to Latin Node that were still outstanding. Accordingly, the excess of the total of the investment plus advances over and above the year to date loss on Latin Node’s books at the time of deconsolidation, in the amount of $5,964,752, was recorded as a direct credit to retained earnings.

5.	Addressing the relevant accounting literature, tell us how you accounted for the return to you of the 375,000 shares of your common stock issued by you in connection with the acquisition of Latin Node.

Response:

In virtually all situations, the SEC staff has insisted that adjustments arising out of claims between the acquirer and the former owners of the acquired company be charged or credited to income when settled. The staff referenced paragraph 23 in FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, as the basis for its conclusion. In paragraph 23, which is now included in paragraph B177 of Statement 141, the FASB indicated that contingencies arising from the acquisition, “are the acquiring enterprise’s contingencies … Accordingly, Statement 16 applies to those contingencies after the initial purchase allocation.” This would suggest that amounts that become payable or receivable on the resolution of claims arising out of the acquisition should be charged or credited to income.

Litigation over purchase price typically involves either (a) disagreement about the meaning of specific provisions in the purchase agreement or (b) claims by the buyer that the seller misrepresented or concealed relevant facts that would have reduced the amount the acquirer was willing to pay for the business. Neither of these causes of litigation is unique to business combinations; disagreements about the meaning of contracts and claims that one party misled the other exist in many areas of business. Settlement of litigation over these matters is a normal part of business and should be charged or credited to income. The linkage to the purchase price is not sufficiently close or direct to adjust the cost of the acquired business.

The litigation with Jorge Granados (“Granados”) and Retail Americas VoIP, LLC (“Retail”) over the purchase price arose based on our claims that Granados and Retail misrepresented and/or concealed relevant facts that would have reduced the amount we were willing to pay for the purchase of Latin Node. Accordingly, the value of the settlement of the litigation over the purchase price was credited to the income statement at the fair value of the shares received on the settlement date, calculated as follows:

# Shares Returned	375,000
Closing Price of Common Stock on February 12, 2009	$1.20

Value of Shares returned and Cancelled	$450,000

Dr. Common Stock	3.75
Dr. Additional Paid in Capital	449,996.25
Cr. Discontinued Operations	450,000

6.	In connection with the acquisition of Latin Node, tell us your business rationale for acquiring Latin Node Series A preferred stock, which was convertible into 80% of Latin Node common stock, instead of acquiring shares of Latin Node common stock from Retail.

Response:

When we made the decision to invest in Latin Node, we did so knowing that the company required significant investment to complete its business plan. As such, we determined that the best mechanism to invest these dollars after analysis of the company’s balance sheet deficit and our requirement to be in a more secured position than Latin Node’s common stockholders was to invest via a convertible preferred stock instrument. At no time did we consider the acquisition of any stock where the money would not be invested directly into the company.

Note 11. Goodwill, page 69.

7.	We refer to the goodwill of $6,599,079 associated with your Latin America acquisitions in 2008. Please tell us which acquisitions this goodwill relates to and provide us with a schedule indicating the amount of goodwill acquired by acquisition.

Response:

The acquisitions with which the goodwill in the amount of $6,599,079 relate to the 2008 Latin America acquisitions are as follows:

Company Acquired	Related Goodwill
Transistemas S.A.	1,536,570
Center of Technology Transfer Corporation	4,146,598
Desca Mexico	915,911

Total Latin America Goodwill	6,599,079

8.	We refer to the acquisition of Desca. Based on the disclosures found on page 61, the unit purchase agreement was consummated effective November 20, 2007. Per your note disclosures on page 69, it appears that the goodwill was recorded in fiscal 2008 rather than 2007. Please explain.

Response:

The preliminary and final allocation of the purchase price in connection with our acquisition of Desca on November 20, 2007 (the effective date of the acquisition) was as follows:

	Preliminary Allocation	Final Allocation	Adjustments Recorded
Total Consideration	26,682,702	26,682,702

Allocated to:
Net Tangible Assets	19,806,633	17,703,832	2,102,801
Customer Base	7,794,907	673,000	7,121,907
Contract Rights	4,000,000	1,535,000	2,465,000
Trade Names	2,000,000	6,750,000	(4,750,000)
Goodwill	—	9,489,708	(9,489,708)
Minority Interest Purchase Price Obligation	(6,918,838)	(9,468,838)	2,550,000

	26,682,702	26,682,702	—

Our preliminary purchase price allocation in connection with our acquisition of Desca as noted above on November 20, 2007 was recorded in our consolidated financial statements as of December 31, 2007, as evidenced in our Form 10-K/A Amendment No. 1 filed with the SEC on May 20, 2008. The final purchase price allocation was determined during the year ended December 31, 2008 and within one year from the date of the acquisition.

The final purchase price allocation was determined in accordance with SFAS No. 141, “Business Combinations,” which states that a preacquisition contingency other than the potential tax effects of (a) temporary differences and carryforwards of an acquired entity that exist at the acquisition date and (b) income tax uncertainties related to the acquisition (for example, an uncertainty related to the tax basis of an acquired asset that will ultimately be agreed to by the taxing authority) shall be included in the purchase price allocation based on an amount determined as follows:

a.	If the fair value of the preacquisition contingency can be determined during the allocation period, that preacquisition contingency shall be included in the allocation of the purchase price based on that fair value.

b.	If the fair value of the preacquisition contingency cannot be determined during the allocation period, that preacquisition contingency shall be included in the allocation of the purchase price based on an amount determined in accordance with the following criteria:

1)	Information available prior to the end of the allocation period indicates that it is probable that an asset existed, a liability had been incurred, or an asset had been impaired at the consummation of the business combination. It is implicit in this condition that it must be probable that one or more future events will occur confirming the existence of the asset, liability, or impairment.

2)	The amount of the asset or liability can be reasonably estimated.

The criteria of this subparagraph shall be applied using the guidance provided in FASB Statement No. 5, “Accounting for Contingencies”, and related FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, for application of the similar criteria of paragraph 8 of Statement 5 (Statement 38, paragraph 5).

After the end of the allocation period, an adjustment that results from a preacquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined (Statement 38, paragraph 6).

Based upon the above guidance, we recorded certain adjustments to the initial purchase price allocation of accounts receivable and prepaid expenses ($2,102,801) and the minority interest purchase price obligation ($2,550,000). The adjustments were made based upon additional information gathered by us regarding facts and circumstances that existed at the date of acquisition. This information was not considered by us to be new information that related to events occurring subsequent to the acquisition date, but related to the period on or before November 20, 2007 (the effective date of acquisition).

In addition, as a result of the final valuation received from our third party service provider, we recorded an adjustment to the value of the acquired customer base, contract rights and trade names. The adjustments to these amounts were recorded as an offset to goodwill in the net amount of $4,836,907.

9.	We refer to the adjustment to goodwill based on allocation of Desca purchase price as disclosed at the bottom of the Consolidated Statements of Cash Flows. Please explain to us the nature of this $4,652,801 adjustments and why it is presented as a non-cash investing and financing activity.

Response:

We refer to our response to Comment 8 above noting that our adjustment to the purchase price allocation as it relates to net tangible assets ($2,102,801) and the minority interest purchase price obligation ($2,550,000) in the aggregate amount of $4,652,801 was reflected as an adjustment to goodwill based on the final allocation of the Desca purchase price. Since the adjustment was a non-cash activity, we reflected the adjustment as a non-cash investing and financing activity in our consolidated statements of cash flows for the year ended December 31, 2008.

Item 15.	Exhibits and Financial Statement Schedules, page 98

Exhibits 31.1 & 31.2

10.	We note the certifications required by Exchange Act Rule 13a-14(a) do not contain the introductory language in paragraph 4 referring to internal control over financial reporting. In future filings, revise the certifications to include this language in paragraph 4.

Response:

In future filings we will revise our certifications required by Exchange Act Rule 13a-14(a) to include the introductory language in paragraph 4 referring to internal control over financial reporting. We note that we have accordingly revised our certifications in our Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the SEC on November 16, 2009.

*         *         *         *

The Company confirms that, in future filings, it will comply with the staff’s comments. Specifically the Company will address, if applicable in its future filings, the disclosure requirements indicated in the staff’s comments. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (786) 342-7406.

Sincerely,

/s/ HARLEY L. ROLLINS
Harley L. Rollins
Chief Financial Officer